Exhibit 99.1

Ballard Announces Change of Transfer Agent

VANCOUVER, BC, Oct. 15, 2025 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) announces that Odyssey Trust Company has replaced Computershare Trust Company as the transfer agent effective August 11, 2025. Shareholders do not need to take any action in respect to the change in transfer agent.

All inquiries and correspondence relating to shareholders' records, transfer of shares, lost certificates, changes of addresses or other inquiries related to shares should now be directed to Odyssey Trust Company as follows:

Odyssey Trust Company
Address:	United Kingdom Building 350-409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
Direct Dial:	1-587-885-0960
Canada & US (toll-free):	1-888-290-1175
Email:	shareholders@odysseytrust.com
Contact Odyssey through their website at:	https://odysseytrust.com/ca-en/help/

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells enable electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Further Information

Sumit Kundu – Investor Relations +1.604.453.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 07:30e 15-OCT-25